EXHIBIT 99.1

Student Transportation Inc. Reports Fiscal Year 2015 Second Quarter and Six Month Results

Growth and Lower Fuel Creates Momentum in First Six Months

BARRIE, Ontario, Feb. 11, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI" or the "Company") (TSX:STB) (Nasdaq:STB) today reported financial results for the second quarter and first six months of fiscal year 2015, ended December 31, 2014. All financial results are reported in US dollars except as otherwise noted.

"We are very pleased with the operating results for the second quarter of fiscal 2015," said Denis J. Gallagher, Chairman and CEO. "Revenues for the second quarter increased 16.2% while Adjusted EBITDA* increased 16.5% as we continued our growth strategy. We are now seeing lower fuel costs while also experiencing stronger revenue trends with some increased contract pricing in the market, incremental routes under existing contracts and higher extracurricular, charter and ancillary revenues in the current year."

Revenue and Adjusted EBITDA* for the second quarter of fiscal 2015 were $157.5 million and $36.0 million, respectively, compared to $135.5 million and $30.9 million for the second quarter of fiscal 2014. STI reported net income for the second quarter of $3.5 million, or $0.04 per common share compared to $2.9 million or $0.04 per common share for the prior year second quarter.

"We are off to a solid start for the first half of fiscal 2015 and anticipate the positive momentum to continue into the second half of the year," added Mr. Gallagher. "Revenue and Adjusted EBITDA* for the first half are 17.9% and 19.5% above last year. Fuel came in at 7.5% of revenue for the first six months, below the 8.5% realized for the first six months of last year, even with the fuel mitigation included in some of our revenue contracts and the partial lock-in of fiscal 2015 fuel exposure towards the beginning of the 2015 fiscal year. As we recently commented, we anticipate the lower fuel trend to continue to improve in the second half of this fiscal year based on the current lower market prices and further improve for next fiscal year with the more recent fuel lock ins for fiscal 2016."

Revenue for the first six months of fiscal 2015 increased to $246.0 million from $208.7 million and Adjusted EBITDA* was $35.2 million compared to $29.5 million for the first six months of fiscal year 2014. Net loss for the first six months of fiscal 2015 was $5.2 million, or $0.06 loss per common share compared to the first six months of the prior fiscal year which reflected a net loss of $5.9 million, or $0.07 loss per common share.

"We continue to focus on the integration of the fourteen new bid contracts won for fiscal 2015. While we look to maintain the positive momentum exhibited in the first six months as we move through the remainder of the current fiscal year, we are also excited about the coming fiscal year as well," noted Mr. Gallagher. "We are in an active bid market for next fiscal year, where prices seem to be strengthening in our core business, and we are exploring several new opportunities in connection with our management services group and our SafeStop mobile application sales program initiatives as they continue to evolve. As such, early indications look for continued improvements in the balance of this year and for next year as well."

Reconciliation of Net Income (loss) and Adjusted EBITDA *
	Year over Year		Year over Year
(Amounts in 000's)	Three Months Ended		Six Months Ended
	12/31/14	12/31/13	12/31/14	12/31/13

Net income (loss)	$ 3,537	$ 2,902	$ (5,218)	$ (5,890)

Add back:
Income tax expense (benefit)	2,110	1,633	(2,813)	(3,276)
Foreign currency (gain) loss	(169)	(2)	104	263
Other (income) expense, net	(385)	(575)	(1,529)	155
Non-cash (gain) loss on US$ 6.25% Convertible Debentures conversion feature	(35)	1	(223)	(434)
Unrealized loss (gain) on foreign currency exchange contracts	160	262	442	(169)
Non-cash stock compensation	2,169	2,557	2,939	3,257
Interest expense	4,625	3,850	8,837	7,658
Amortization expense	813	942	1,634	1,937
Depreciation and depletion expense	14,223	13,381	19,186	18,006
Operating lease expense	8,967	5,954	11,854	7,948
Adjusted EBITDA *	$ 36,015	$ 30,905	$ 35,213	$ 29,455

Results of Operations

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2014	2013	2014	2013

Revenues	$ 157,451	$ 135,529	$ 245,983	$ 208,669

Costs and expenses
Cost of operations	116,576	98,997	195,494	164,590
General and administrative	13,824	11,574	27,127	22,499
Non-cash stock compensation	2,169	2,557	2,939	3,257
Acquisition expense	3	7	3	73
Depreciation and depletion expense	14,223	13,381	19,186	18,006
Amortization expense	813	942	1,634	1,937
Total operating expenses	147,608	127,458	246,383	210,362
Income (loss) from operations	9,843	8,071	(400)	(1,693)
Interest expense	4,625	3,850	8,837	7,658
Foreign currency (gain) loss	(169)	(2)	104	263
Unrealized loss (gain) on foreign currency exchange contracts	160	262	442	(169)
Non-cash (gain) loss on US$ 6.25% Convertible Debentures conversion feature	(35)	1	(223)	(434)
Other (income) expense, net	(385)	(575)	(1,529)	155
Income (loss) before income taxes	5,647	4,535	(8,031)	(9,166)
Income tax expense (benefit)	2,110	1,633	(2,813)	(3,276)
Net income (loss)	$ 3,537	$ 2,902	$ (5,218)	$ (5,890)
Basic and diluted net income (loss) per common share	$ 0.04	$ 0.04	$ (0.06)	$ (0.07)

STI's interim financial statements, notes to financial statements and management's discussion and analysis of financial condition and results of operations will be available at www.sedar.com or at the Company's website at www.rideSTBus.com.

Conference Call & Live Webcast

Student Transportation Inc. will hold a conference call and live audio webcast on Thursday, February 12, 2015 at 11:00 a.m. (ET) to discuss its results for the second quarter of fiscal year 2015 ended December 31, 2014. The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, and Patrick Walker, Executive Vice President and Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors. The call can be accessed by dialing 1-877-561-2750. To access the live audio webcast and rebroadcast for up to 30 days after the call, visit www.rideSTBus.com.

Profile

Founded in 1997, Student Transportation Inc. is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 12,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

* Non-GAAP Measures

Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Investor Contacts:

         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Patrick T. Gallagher
         Marketing & Communications Manager

         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com